October 8, 2009

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4631
Washington, D.C. 20549
Attn: Pamela Long

Re:	Clear Skies Solar, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 14, 2009
File No. 333-159730

Dear Ms. Long

We are counsel to Clear Skies Solar, Inc. (the “Company”). We hereby submit, on behalf of the Company, a response to certain questions raised by the staff of the Securities and Exchange Commission (the “Staff”) in its letter of comments dated September 3, 2009 (the “Comment Letter”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed on August 14, 2009.  Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Form S-1 (“Amendment No. 2”).  For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.  We are also sending courtesy copies of this letter to you by Federal Express, together with a redline of Amendment No. 2 marked to show changes to Amendment No. 1 to the Form S-1 as filed on August 14, 2009.

General

1.    Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

Response:

On May 8, 2009 we sold $400,000 face amount of promissory notes (the “May Notes”) convertible into our common stock at $.10 per share for a total of 4,000,000 shares.  The mean between the high and low prices of our common stock on date of sale was $.10 per share resulting in a total dollar value of the underlying common stock of $400,000. The conversion price was reduced to $.07 on July 28, 2009 due to the anti-dilution provisions in the May Notes being triggered.

On July 28, 2009 we sold $286,000 face amount of promissory notes convertible into our common stock at $.07 per share for a total of 4,085,714 shares.  The mean between the high and low prices of our common stock on date of sale was $.085 per share resulting in a total dollar value of the underlying common stock of $347,285.69.

On September 16, 2009 we sold $275,000 face amount of promissory notes convertible into our common stock at $.16 per share for a total of 1,718,750 shares.  The mean between the high and low prices of our common stock on date of sale was $.165 per share resulting in a total dollar value of the underlying common stock of $283,593.75.

In all cases the conversion prices are subject to anti-dilution provisions that would result in lower conversion prices were the anti-dilution provisions to be triggered.

2.    Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response:

The following is the tabular disclosure requested by the Staff:

	Payments Made in			Dollar Value of	Payments that may be made in the future in				Payments that may be made in the future in		Dollar Value of the Stock less exercise
Selling Shareholders	Cash	Stock		the Stock (1)	Cash		Stock		Cash	Stock (9)	price (10)
					related to notes				related to warrants
Related to the May 8, 2009 transaction
Barry Honig		4,000,000	(2)	$400,000
Barry Honig		1,038,700	(3)		$10,500	(4)		(4)
Alpha Capital Anstalt		993,827	(3)		$10,500	(4)		(4)
Michael Brauser		299,438	(3)		$3,000	(4)		(4)
Grushko & Mittman, P.C. (5)		150,000		$15,000
Liquidated damages (6)

Related to the July 28, 2009 transaction
Barry Honig					$13,200	(4)		(4)		3,142,857	$314,286
Alpha Capital Anstalt		446,208	(3)		$3,300	(4)		(4)
Arthur Goldberg					$660	(4)		(4)		157,143	$15,714
Grushko & Mittman, P.C. (5)		550,000		$46,750
Sichenzia Ross Friedman Ference LLP (7)		300,000		$25,500
Liquidated damages (6)

Related to the September 16, 2009 transaction
Barry Honig					$344	(8)		(8)		343,750	$3,438
Alpha Capital Anstalt					$688	(8)		(8)		687,500	$6,875
Michael Brauser					$619	(8)		(8)		68,750	$688
Arthur Goldberg					$69	(8)		(8)		618,750	$6,188
Grushko & Mittman, P.C. (5)		200,000		$33,000
Liquidated damages (6)
Sichenzia Ross Friedman Ference LLP (7)		200,000		$33,000

(1)
In all cases the value per share is the mean between the high and low prices of our common stock on October 2, 2009, or $.17 per share unless stated otherwise in a footnote. The comparable per share values for the three transactions are:  May 8 = $.10, July 28 = $.085 and September 16 = $.165.

(2)
Mr. Honig and the Company entered into a consulting agreement pursuant to which he was paid 4,000,000 shares of the Company's common stock on May 8, 2009. The mean between the high and low prices of our common stock on that date was $.10 per share making the value of the shares issued $400,000. The consulting agreement was filed as Exhibit 10.2 to our 8-K filed on May 13, 2009.

(3)	Represents shares of our common stock issued upon the cashless exercise of warrants issued in the transaction.

(4)
These cash payments are for interest due under the notes (6% per annum) payable at maturity of the notes one year from issuance.  Does not include the number of shares issuable on conversion of these notes.

(5)
This firm is legal counsel to the purchasers of the Company's securities.  The value is based on the closing price of the Company's common stock on the closing date of each of the transactions as stated in note 1 above.

(6)
At this time, the Company has not triggered the liquidated damages provisions, so the amount of such damages, if any, cannot be determined.  If applicable, liquidated damages shall be paid in cash and shall be equal to one percent (1%) for each thirty (30) days (or such lesser pro-rata amount for any period of less than thirty (30) days) of the principal amount of the outstanding Notes and purchase price of the Conversion Shares and Warrant Shares issued upon conversion of Notes and exercise (but excluding cashless exercise) of Warrants held by Subscribers.

(7)	This firm is legal counsel to the Company. The value is based on the closing price of the Company's common stock on the closing date of each of the applicable transactions.

(8)
These cash payments are for interest under to the notes (5% per annum) payable at maturity of the notes 45 days from issuance.  Does not include the number of shares issuable on conversion of these notes.

(9)	Payments to be made in common stock represent shares that may be issued in the future upon exercise of outstanding warrants.

(10)	The dollar value is based on the October 2, 2009 price of our common stock ($.17 per share) less the cash exercise to be paid.

In addition, as requested, the net cash proceeds are as follows:
May transaction - $400,000 from the sale of securities less $15,000 in legal fees.
July transaction - $260,000 from the sale of securities.
September transaction - $250,000 from the sale of securities.
Combined net cash proceeds were $895,000.

Also, the notes issued in the May and July transactions mature in one year and the notes issued in the September transaction mature in 45 days.  Therefore in the first year following issuance of the notes the Company would have to pay them in full – a total of $961,000 of principal, plus interest of $41,160 related to the May and July notes and $1,720 related to the September notes.

3.  Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

The following is the tabular disclosure requested by the Staff:

Selling Shareholders	Face amount of notes	Market price on date of Issuance (1)	Conversion price on Issuance (2)	Maximum underlying shares (3)	Combined market price on underlying Shares (4)	Combined value based on conversion price	Possible profit due to conversion discount

Related to the May 8, 2009 transaction (5)
Barry Honig	$175,000	$0.100	$0.07	2,650,000	$265,000	$185,500	$79,500
Alpha Capital Anstalt	$175,000	$0.100	$0.07	2,650,000	$265,000	$185,500	$79,500
Michael Brauser	$50,000	$0.100	$0.07	757,143	$75,714	$53,000	$22,714

Related to the July 28, 2009 transaction (5)
Barry Honig	$200,000	$0.085	$0.07	3,331,429	$283,171	$233,200	$49,971
Alpha Capital Anstalt	$50,000	$0.085	$0.07	832,857	$70,793	$58,300	$12,493
Arthur Goldberg	$10,000	$0.085	$0.07	166,571	$14,159	$11,660	$2,499

Related to the September 16, 2009 transaction (6)
Barry Honig	$50,000	$0.165	$0.16	345,898	$57,073	$55,344	$1,729
Alpha Capital Anstalt	$100,000	$0.165	$0.16	691,797	$114,146	$110,688	$3,459
Michael Brauser	$90,000	$0.165	$0.16	622,617	$102,732	$99,619	$3,113
Arthur Goldberg	$10,000	$0.165	$0.16	69,180	$11,415	$11,069	$346

(1)	The price is the mean of the high and low sales prices on the day in question.

(2)	The initial conversion price of the May notes was $.10 but was later reduced to $.07 in accordance with anti-dilution provisions.

(3)	Based on the principal amount of the note and assuming no interest is paid (per the SEC comment).

(4)	Using the market price per share on the date of issuance of the note.

(5)	The warrants issued in the May transaction, and the Alpha warrant in the July transaction, have been exercised on a cashless basis.

(6)
The conversion price of the notes is subject to reset to $.07 per share if the Company does not receive net proceeds of at least $700,000 from the sale of common stock by October 14, 2009 and a further reset to $.04 per share if such funding is not consummated by November 11, 2009.

There are provisions in the convertible notes in the May, July and September transactions providing for the adjustment to the conversion price upon the occurrence of certain events, but none are directly related to the market price of the Company’s common stock.  The adjustments would be applicable in the event of a merger or sale of assets by the Company, or the reclassification of its common stock or declaration of stock splits or combinations or stock dividends.  In addition, except in the case of “Excluded Issuances” as defined in the subscription agreements applicable to each of the three transactions, if the Company issues common stock or any security convertible into common stock at (or amends the terms of any outstanding convertible securities to) a price below the then conversion price of the convertible notes, the conversion price will be lowered to that amount.  In addition, the conversion prices would be reduced if the pending registration statement becomes effective after specified dates.

The September notes contain a provision that if the Company fails to sell its common stock and receive net proceeds of at least $700,000 by October 14, 2009, the conversion price will be reduced from $.16 to $.07 per share, and if this sale does not occur by November 11, 2009, the conversion prices will be further reduced to $.04 per share.

4.    Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

-
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:

Other than as indicated in the answers to 2 and 3 above, the Company does not have any information as to “the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders” with the exception of (i) the 1,000,000 shares purchased by Alpha Capital Anstalt for $.50 per share in connection with the Company’s private placement in December 2007, which shares were included in the Company’s registration statement in July 2008 (see the rule 424(b)(3) prospectus filed on July 31, 2008) as to which the Company has no information relating to the possible sale of these shares, and (ii) shares that may be purchased and sold in the future by Mr. Goldberg pursuant to employee stock options which have been awarded to him by the Board of Directors, as disclosed in the prospectus, none of which have been exercised to date.

5.    Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Three and Comment Four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to Comment Two and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to Comment Three divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:

The following is the tabular disclosure requested by the Staff:

Date of Transaction	Gross Proceeds (1)	Payments by Issuer (2)	Net Proceeds to Issuer	Potential Profits for Selling Stockholders (3)	All Possible Payments (4)	Total Profits Plus Payments	Percent (5)	Term of Notes in Months	Annualized Return

May 8, 2009	$400,000	$15,000	$385,000	$181,714	$24,000	$205,714	53.4%	12	53.4%
July 28, 2009	$260,000		$260,000	$64,963	$17,160	$82,123	31.6%	12	31.6%
September 16, 2009	$250,000		$250,000	$8,647	$1,719	$10,366	4.1%	1.5	33.2%

				$255,325	$42,879	$298,203

(1)	Cash proceeds that excludes OID in the July and September transactions.

(2)
The issuer paid its counsel an aggregate of 500,000 shares of its common stock in connection with the July and September transactions and paid counsel to the lenders a total of 900,000 shares of its common stock in connection with all three transactions.

(3)	The potential profits are based on the information in response to comment 3. Also, see the response to comment 4.

(4)	This is the sum of payments that may be made in the future in cash and the dollar value of stock related to the convertible notes issued in all three transactions - see response to comment 2.

(5)	This is the total potential profits plus possible payments, divided by the net proceeds to the issuer.

6.    Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

As noted in our response to comment 4, the only “prior securities transactions” with any selling shareholder are (i) the 1,000,000 shares purchased by Alpha Capital Anstalt in connection with our December 2007 private placement (purchased at $.50 per share) and (ii) the employee stock options issued to Mr. Goldberg which are unexercised to date.  We have no information on the possible sale by Alpha Capital Anstalt of the shares purchased from us in December 2007.  As of October 6, 2009, Alpha Capital Anstalt owned of record a total of 3,440,035 shares of common stock.  The dates of award and exercise prices of the employee options granted to Mr. Goldberg are disclosed elsewhere in the Prospectus.  Mr. Goldberg is not the record holder of any shares of our common stock except for the 50,000 shares he received in connection with the September 16, 2009 transaction.

7.    Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

The following is the tabular disclosure requested by the Staff:

Date of transaction>	8-May-09	28-Jul-09	16-Sep-09

Total shares outstanding on the day prior to each convertible note sale	35,348,844	43,036,853	50,438,956

Less shares of record held on day before date of sale by
selling shareholders and affiliates	1,059,156	6,897,397	7,283,888
officers, directors and affiliates	4,410,716	3,686,383	3,686,383

Balance	29,878,972	32,453,073	39,468,685

Shares previously registered by selling shareholders
Barry Honig			2,500,000
Alpha Capital Anstalt			1,000,000

Number of registered shares still held by selling shareholders				(1)

Shares sold in registered resale transactions by selling shareholders and their affiliates				(1)

Shares registered for resale on behalf of the selling shareholders in the current transaction
Alpha Capital Anstalt			7,594,053
Barry Honig			12,258,566
Michael Brauser			3,034,484
Grushko & Mittman, P. C.			900,000
KHG Trust			2,000,000
Arthur Goldberg			558,259
Sichenzia Ross Friedman Ference LLP			636,343

Total number of shares being registered			26,981,705

(1)           The issuer has no information as to the number of shares previously registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders or the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders.

8.    Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:

It is the intention of the issuer to make all payments on the overlying securities.  As noted in our most recent Form 10-Q:  “Our future cash flows depend on our ability to enter into, and be paid under, contracts for the construction of solar energy projects and our ability to sell our debt and equity securities on terms satisfactory to us.  While management believes these can be accomplished, there can be no assurance that we will be successful in entering into construction contracts or selling our securities, in which case we will probably not be able to continue as a going concern.”

We have no knowledge of any short position of any selling shareholder.

9.    Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

It is the Company’s view that the relationships and arrangements between it and the selling shareholders are already described in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement.

10.  Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

Response:

The Company determined the number of shares to be registered in negotiation with the holders of the convertible notes and warrants pursuant to the terms of their subscription agreements.  The number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.

Selling Stockholders. page 36

11. Please disclose the date of the share issuances to Green Energy Trust.

Response:

In response to the Staff's comment, the Company has revised the disclosure under the heading “Selling Stockholders” on page 36 of Amendment No. 2.

12.  Please disclose the date(s) upon which you received each loan from Green Energy Trust and file a copy of the GET notes.

Response:

In response to the Staff's comment, the Company has revised the disclosure under the heading “Selling Stockholders” on page 36 of Amendment No. 2.

Item 15. Recent Sales of Unregistered Securities, page II-2

13.          Please revise your disclosure on page II-3 with respect to the May 8, 2009 and July 28, 2009 private placement transactions to further disclose the issuance of 150,000 and 550,000 shares of your common stock, respectively, for legal services provided by Grushko & Mittman, P.C. Please also provide the specific dates for each transaction with respect to the share issuances to Green Energy Trust. See Item 701 of Regulation S-K.

Response:

In response to the Staff's comment, the Company has revised the disclosure under the heading “Selling Stockholders” on page 36 of Amendment No. 2.

Exhibit 5.1—Legal Opinion

14.  Please revise to provide an electronic signature of counsel.

Response:

The executed legal opinion will be filed by amendment.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 616-4291.

Very truly yours,

/s/ Benjamin S. Reichel
Benjamin S. Reichel

cc:           Arthur L. Goldberg